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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC

SEC FILE NUMBER
8- ~~32895~~

8-44865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSB WARNER GROUP, INC
FSB Warner Financial, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 5th Street, Suite 100
(No. and Street)

Sioux City	IA	51101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas H. Vaughan II (402) 393-5103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henjes, Conner, & Williams, PC
(Name – *if individual, state last, first, middle name*)

P.O. Box 1528	Sioux City	IA	51102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warner Group, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Barry [signature]
Signature

Financial Principal
Title

Cheryl L. Novacek
Notary Public

GENERAL NOTARY - State of Nebraska
CHERYL L. NOVACEK
My Comm. Exp. Feb. 16, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

* * * * * * * *

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Warner Group, Inc.
Sioux City, Iowa

We have audited the accompanying statements of financial condition of WARNER GROUP, INC. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Warner Group, Inc., as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Henjes, Conner & Williams, P.C.
Certified Public Accountants

Sioux City, Iowa
February 25, 2009

WARNER GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Cash and Cash Equivalents	$ 323,821	$ 502,153
Securities Owned	3,300	3,300
Commissions Receivable	166,821	157,025
Other Receivables	20,342	18,126
Clearing Deposits	40,000	40,000
Income Taxes Receivable	-	5,400
Prepaid Expenses	89,221	101,003
Employee Receivables	1,327	284
Deferred Tax Asset - Note 7	68,563	5,627
Broker License	20,000	20,000
Property & Equipment, Net - Note 2	38,338	-
Total Assets	$ 771,733	$ 852,918

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
LIABILITIES		
Accounts Payable	$ 77,761	$ 82,687
Customer Deposits	2,928	2,928
Unearned Income	6,379	-
Commissions and Bonuses Payable	100,793	184,774
Payroll Taxes Payable	36,589	39,765
Income Taxes Payable	7,020	-
Total Liabilities	$ 231,470	$ 310,154
STOCKHOLDERS' EQUITY		
Common Stock ($.10 Par, 100,000 Shares Authorized, 27,019 and 27,085 Shares Issued and Outstanding at December 31, 2008 and 2007, Respectively)	$ 2,702	$ 2,709
Additional Paid-In Capital	261,841	6,662
Retained Earnings	275,720	533,393
Total Stockholders' Equity	$ 540,263	$ 542,764
Total Liabilities and Stockholders' Equity	$ 771,733	$ 852,918

The Accompanying Notes Are an Integral Part of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008		2007	
	Amount	% to Sales	Amount	% to Sales
REVENUE				
Commissions	$ 2,246,930	89.0 %	$ 2,944,425	88.4 %
Interest and Other Income ..	278,355	11.0	385,928	11.6
Total Revenues	$ 2,525,285	100.0 %	$ 3,330,353	100.0 %
PRODUCTION EXPENSES				
Commissions and Broker Expenses	$ 1,240,771	49.1 %	$ 1,619,266	48.6 %
Clearing Expenses	156,611	6.2	238,121	7.2
Payroll Taxes and Employee Benefits	167,604	6.6	222,556	6.7
Total Production Expenses	$ 1,564,986	61.9 %	$ 2,079,943	62.5 %
Gross Profit	$ 960,299	38.1 %	$ 1,250,410	37.5 %
GENERAL AND ADMINISTRATIVE EXPENSES				
Office Salaries	$ 461,832	18.3 %	$ 426,135	12.8 %
Market Quotation Service ..	46,931	1.9	53,467	1.6
Dues and Subscriptions ...	16,278	.6	18,417	.6
Insurance	26,495	1.0	25,079	.8
Entertainment and Travel ..	31,116	1.2	48,154	1.4
Advertising	34,977	1.4	38,185	1.1
Office Expense	30,458	1.2	32,574	1.0
Postage	15,775	.6	20,346	.6
Telephone	42,171	1.7	37,057	1.1
Rent and Equipment Leases - Note 3	224,411	8.9	264,972	8.0
Depreciation	24,015	1.0	-	-
Training	2,007	.1	4,978	.2
Payroll Taxes and Employee Benefits	97,757	3.9	134,215	4.0
Registration Fees	43,936	1.7	41,104	1.2
Consultant Fees	1,465	.1	1,550	-
Professional Services	134,448	5.3	144,304	4.3
Utilities	7,036	.3	6,946	.2
Cleaning, Repairs and Maintenance	43,540	1.7	38,344	1.2
Total Expenses	$ 1,284,648	50.9	$ 1,335,827	40.1 %
Operating (Loss)	$(324,349)	(12.8)%	$(85,417)	(2.6)%
Income Taxes (Benefit) - Note 7	(66,676)	(2.6)	(11,027)	(.4)
Net (Loss)	$(257,673)	(10.2)%	$(74,390)	(2.2)%

The Accompanying Notes are an Integral Part
of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances at December 31, 2006	$ 2,709	$ 6,662	$ 607,783
Net (Loss) for 2007			(74,390)
Balances at December 31, 2007	$ 2,709	$ 6,662	$ 533,393
Merger With WGHC - Note 9		256,853	-
Stock Buyback	(7)	(1,674)	-
Net (Loss) for 2008			(257,673)
Balances at December 31, 2008	$ 2,702	$ 261,841	$ 275,720

The Accompanying Notes are an Integral Part
of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Subordinated Liabilities at December 31, 2006	-
Subordinated Liabilities Incurred During the Year Ended December 31, 2007	-
Subordinated Liabilities at December 31, 2007	-
Subordinated Liabilities Incurred During the Year Ended December 31, 2008	-
Subordinated Liabilities at December 31, 2008	-

The Accompanying Notes are an Integral Part
of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Received for Commissions	$ 2,243,513	$ 2,996,444
Cash Received for Other Income	263,931	355,623
Cash (Paid) to Suppliers and Employees	(2,906,963)	(3,461,666)
Cash Received (Paid) for Income Taxes	5,436	(2,315)
Cash Received for Interest Income	12,208	29,254
Net Cash (Used) by Operating Activities	$(381,875)	$(82,660)
CASH FLOWS FROM INVESTING ACTIVITIES		
(Payment) for Purchase of Equipment	$(1,000)	-
Net Cash (Used) by Operating Activities.	$(1,000)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment for Redemption of Common Stock	$(1,681)	-
Proceeds Due to Merger Activities	206,224	-
Net Cash Provided by Financing Activities	$ 204,543	-
Net (Decrease) in Cash and Cash Equivalents	$(178,332)	$(82,660)
Cash and Cash Equivalents at Beginning of Year .	502,153	584,813
Cash and Cash Equivalents at End of Year	$ 323,821	$ 502,153
NON-CASH ACTIVITIES		
Equipment Acquired in Merger	$ 61,353	-

The Accompanying Notes are an Integral Part
of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

RECONCILIATION OF NET (LOSS) TO NET CASH (USED) BY OPERATING ACTIVITIES	2008	2007
Net (Loss)	$(257,673)	$(74,390)
Adjustments to Reconcile Net (Loss) to Net Cash (Used) by Operating Activities:		
Depreciation	$ 24,015	-
(Increase) Decrease in Commissions Receivable	(9,796)	$ 52,019
(Increase) in Other Receivables	(2,216)	(1,051)
(Increase) Decrease in Income Taxes Receivable	5,400	(5,400)
Decrease in Prepaid Expenses	11,782	5,401
(Increase) Decrease in Employee Receivables	(1,043)	1
(Increase) in Deferred Tax Asset	(62,936)	(5,627)
(Decrease) in Accounts Payable	(4,926)	(47,912)
Increase in Unearned Income	6,379	-
(Decrease) in Due to WGHC, Inc.	-	(11,312)
Increase (Decrease) in Commissions and Bonuses Payable	(83,981)	18,437
(Decrease) in Payroll Taxes Payable	(3,176)	(10,511)
Increase (Decrease) in Income Taxes Payable	7,020	(2,315)
(Decrease) in Merged Company's Deferred Tax Liability	(10,724)	-
Total Adjustments	$(124,202)	$(8,270)
Net Cash (Used) by Operating Activities	$(381,875)	$(82,660)

The Accompanying Notes are an Integral Part of These Financial Statements

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Warner Group, Inc. is a broker/dealer authorized to do business in several states but primarily does business in Nebraska, Iowa and South Dakota. The Company began doing business on May 8, 1992, and is the continuation of a business that was acquired and operated under the same name. Currently, offices are located in Sioux City, Waterloo and Waverly, Iowa, and Omaha, Nebraska.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Receivables consist of allowable and unallowable commissions earned in December of each year. No allowance for doubtful accounts is provided. Management considers all receivables to be fully collectible.

Note 2 - PROPERTY, PLANT AND EQUIPMENT

Detail of property, plant and equipment for the year ended December 31, 2008, is as follows:

	Cost	Accumulated Depreciation	Net Book Value
Office Equipment	$ 209,767	$ 171,429	$ 38,338

There were no assets owned for the year ended December 31, 2007. Assets leased from Warner Group's parent company, WGHC, Inc., were merged into Warner Group following close of business December 31, 2007. See Note 9 for details on the merger.

Note 3 - LEASES

The Company leases its office space for $15,030 per month with minimum future payments as follows:

December, 2008	$ 137,011
December, 2009	128,623
December, 2010	18,166
December, 2011	-
December, 2012	-
	$ 283,800

The leases are for several different locations and expire at different times. Rent expense was $183,226 and $180,228 at December 31, 2008 and 2007, respectively.

The Company also leases various equipment on a month-to-month basis. Lease expense for the years ended December 31, 2008 and 2007, was $41,185 and $84,744, respectively. A majority of the equipment leases were with the Company's parent company in 2007. See Note 6 and Note 9.

Note 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to four percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2008, the Company had net capital of $298,619, which was $248,619 in excess of its required net capital. The Company's net capital ratio was .78 to 1. At December 31, 2007, the Company had net capital of $388,479, which was $338,479 in excess of its required net capital. The Company's net capital ratio was .80 to 1.

Note 5 - RETIREMENT PLAN

The Company has a 401(K) retirement plan that allows discretionary and/or matching contributions by the Company. The Company has accrued a $44,829 contribution for the year ended December 31, 2008, and contributed $69,914 to the plan for the year ended December 31, 2007.

Note 6 - RELATED-PARTY TRANSACTIONS

The Company has been leasing equipment from its parent company in transactions that are considered operating leases. There are no future minimum lease payments due to the merger discussed in more detail in Note 9.

Total lease expense to WGHC, Inc. for the year ended December 31, 2007, was $49,065.

Note 7 - INCOME TAXES

In 2007, the Company filed a consolidated income tax return with its parent company, WGHC, Inc. In 2008, the Company filed a return as a merged entity. Warner Group, Inc.'s income tax provision (benefit) consists of the following:

	2008	2007
Federal	-	$(3,156)
State	-	(2,244)
Deferred Expense (Benefit)	$(66,676)	(5,627)
	$(66,676)	$(11,027)

Deferred taxes were created due to timing differences in expense recognition and Warner Group's net operating loss carryforward for tax purposes. The Company has a Federal net operating loss carryforward of $330,262 and an Iowa net operating loss carryforward of $292,046 that will expire on December 31, 2027. The Company also has a Nebraska net operating loss carryforward of $25,020 that will expire on December 31, 2012.

Note 7 - (Cont.) INCOME TAXES

The Company has elected to defer the implementation of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes as allowed in FASB Staff Position FIN 48-3. The Company has not evaluated uncertain tax positions, therefore there could be additional liabilities for income taxes, penalties and interest which are not recorded in these financial statements. It is the policy of the Company to include interest paid on taxes in interest expense and penalties are including in operating expenses.

Note 8 - OFF-BALANCE SHEET RISK

At December 31, 2008 and 2007, and at times during the years, the Company had total cash balances that may have exceeded amounts insured by the Federal Deposit Insurance Corporation. The Company does not believe it is exposed to any significant credit risk on cash and equivalents.

Note 9 - MERGER

Pursuant to the approval of its board of directors and the shareholders of its parent company at meetings held in October of 2007, Warner Group, Inc. merged with its parent, WGHC, Inc., following the close of business on December 31, 2007. Warner Group, Inc., the surviving entity, issued 27,085 shares of its stock in exchange for 100% of WGHC, Inc. stock.

The merger was initiated to simplify the Company's structure in anticipation of a sale of the entity.

Note 10 - SUBSEQUENT EVENTS

On January 16, 2009, the Company was purchased by Farmers State Bank of Waterloo, Iowa in a 100% stock purchase agreement.

WARNER GROUP, INC. SCHEDULE I

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
NET CAPITAL		
Total Stockholders' Equity	$ 540,263	$ 542,764
Total Stockholders' Equity Qualified for Net Capital	$ 540,263	$ 542,764
Total Capital and Allowable Subordinated Borrowings	$ 540,263	$ 542,764
Deductions and/or Charges:		
A. Non-Allowable Assets		
Prepaid Expenses	$ 89,221	$ 101,003
Broker License	20,000	20,000
Miscellaneous Receivables	21,669	18,410
Income Taxes Receivable	-	5,400
Securities Not Readily Marketable	3,300	3,300
Deferred Tax Asset	68,563	5,627
Property and equipment Net of Accumulated Depreciation	38,338	-
	$ 241,091	$ 153,740
Net Capital Before Haircuts on Securities Positions	$ 299,172	$ 389,024
Haircuts on Securities (Computed Pursuant to Rule 15c3-1(f))	553	545
Net Capital	$ 298,619	$ 388,479
AGGREGATE INDEBTEDNESS		
Commissions and Bonuses Payable	$ 100,793	$ 184,774
Customer Deposits	2,928	2,928
Payroll Taxes Payable	36,589	39,765
Income Taxes Payable	7,020	-
Unearned Income	6,379	-
Other Accounts Payable and Accrued Expenses	77,761	82,687
Total Aggregate Indebtedness	$ 231,470	$ 310,154
COMPUTATION OF NET CAPITAL		
Minimum Net Capital Required	$ 50,000	$ 50,000
Excess Net Capital at 1,500 Percent	$ 248,619	$ 338,479
Excess Net Capital at 1,000 Percent (Net Capital - 10% of Aggregate Indebtedness)	$ 275,472	$ 357,464
Ratio: Aggregate Indebtedness to Net Capital	.78 to 1	.80 to 1

The above calculations are based on Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodities Exchange Act. There is no material difference from this schedule and the Company's computation, included in Part II of Form X-17A-5, as of December 31, 2008.

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008 AND 2007

There are no reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 because the Company is exempt under Rule 15c3-3(k)(2)(ii). The Company operates as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of such customers and maintains and preserves such books and records pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the possession and control requirements under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION UNDER REGULATION 1.16

The Company is exempt from the segregation requirements of Regulation 1.16 of the Commodity Exchange Act because it is an introducing broker.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16 AND SEC RULE 17a-5(g)(1)

Board of Directors
Warner Group, Inc.
Sioux City, Iowa

In planning and performing our audit of the financial statements of WARNER GROUP, INC., for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Henjes, Conner & Williams, P.C.
Certified Public Accountants

Sioux City, Iowa
February 25, 2009

WARNER GROUP, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007